PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated September 18, 2009)	Registration No. 333-160784

OceanFreight Inc.
Up to 335,820,895 Common Shares

We have entered into a Standby Equity Distribution Agreement, or the Distribution Agreement, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to 335,820,895 common shares, par value $0.01 per share, to YA Global, which are being offered for resale by YA Global pursuant to this prospectus supplement and the accompanying prospectus dated September 18, 2009.

In accordance with the terms of the Distribution Agreement, we may offer and sell our common shares at any time, and from time to time, to YA Global; however, we are under no obligation to sell any shares pursuant to the Distribution Agreement. We have been advised by YA Global that the resale of any common shares by YA Global, will be made by means of ordinary brokers' transactions on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from us based upon a daily dollar volume weighted average price for our common shares on The Nasdaq Global Market. YA Global will receive a discount equal to 1.50% of the daily dollar volume weighted average price on the Advance Pricing Date, as that term is defined in the Distribution Agreement. In connection with the resale of the common shares, YA Global is an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global may be deemed to be underwriting commissions or discounts.

See "Plan of Distribution" beginning on page 21 of the accompanying prospectus for information related to the types of offerings we may make and the expenses associated with such offerings.

Our common shares are listed on The Nasdaq Global Market under the symbol "OCNF." The last reported sale price of our common shares on The Nasdaq Global Market on September 24, 2009 was $1.38 per share.

Investing in our common shares involves risks. See the risk factors beginning on page 11 of the accompanying prospectus, page 11 of our Current Report on Form 6-K filed with the Securities & Exchange Commission on June 16, 2009, page 9 of our Current Report on Form 6-K filed on August 10, 2009, and on page 5 of the Company's Annual Report on Form 20-F filed on March 23, 2009, to read about the risks you should consider before purchasing our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

YA Global Master SPV Ltd.

The date of this prospectus supplement is September 25, 2009

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares of common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with additional information described under the heading, "Where You Can Find More Information" before investing in our common stock.

We prepare our financial statements, including all of the financial statements included or incorporated by reference in this prospectus supplement, in U.S. dollars, or Dollars, and in conformity with U.S. generally accepted accounting principles, or "U.S. GAAP." We have a fiscal year end of December 31.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our shares of common stock.

RISK FACTORS

 An investment in our securities involves a high degree of risk.  You should carefully consider the risks and discussion of risks under the heading "Risk Factors," in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2009, for the year ended December 31, 2008, in our Current Reports on Form 6-K filed on June 16, 2009 and August 10, 2009, and in our Registration Statement on Form F-3 (No. 333-160784) filed on July 24, 2009, as amended on September 18, 2009, as well as any documents incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities.  Please see "Where You Can Find Additional Information – Information Incorporated by Reference" in our Registration Statement on Form F-3.  The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

USE OF PROCEEDS

We intend primarily to use the proceeds of the sale of shares issued to YA Global pursuant to the Distribution Agreement to make vessel acquisitions if market conditions warrant, for working capital, if necessary, for general corporate purposes and, if needed, to enhance our liquidity and to assist us in complying with our loan covenants.  We will not receive any of the proceeds from the sale of shares by the selling shareholder pursuant to this prospectus.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2009:

•	On an actual basis;

•
On an adjusted basis to give effect to the increase of the authorized common shares to 1,000,000,000 (one billion) common shares, approved by the shareholders at the annual general meeting on July 13, 2009; and

•
On an as further adjusted basis to take into account the issuance and sale of 335,820,895 of our common shares in connection with the Distribution Agreement at a price equal to 98.5% of the dollar volume weighted average price on the day we sell shares as calculated on an assumed price of $1.34, which was the closing price on September 8, 2009, resulting in net proceeds of approximately $443.1 million, net of the estimated expenses of the issuance and distribution of the securities covered by this prospectus supplement of $175,000. Pursuant to the Distribution Agreement we may sell up to $450 million of our common stock to YA Global; in the event we are required to issue shares in excess of the current estimated figure of 335,820,895 of our common shares registered for resale by YA Global, we intend to file a new registration statement to permit resale by YA Global.

	As of June 30, 2009
	(in thousands of U.S. Dollars)

	Actual	As Adjusted	As Further Adjusted

Debt:
Current portion of long term debt	$46,014	$46,014	$46,014
Long-term debt, net of current portion	243,104	243,104	243,104
Total debt	289,118	289,118	289,118

Stockholders' equity
Preferred shares, par value $0.01; 5,000,000 shares, none issued actual, as adjusted and as further adjusted.	-	-	-
Common shares, $0.01 par value; 95,000,000 shares authorized actual, 1,000,000,000 shares authorized as adjusted and as further adjusted. 90,394,493 shares issued and outstanding actual, as adjusted and 426,215,388 shares as further adjusted.	904	904	4,262
Subordinated shares, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding actual, as adjusted and as further adjusted.	-	-	-
Additional paid-in capital	380,762	380,762	820,479
Accumulated deficit	(55,293)	(55,293)	(55,293)
Total stockholders' equity	326,373	326,373	769,448
Total capitalization	$615,491	$615,491	$1,058,566

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities, in this offering, registered under the Registration Statement of which this prospectus supplement forms a part, excluding discounts payable on the gross proceeds from the sale of shares in this offering, all of which will be paid by us.

Legal fees and expenses	$100,000
Accounting fees and expenses	$70,000
Miscellaneous	$5,000

Total:	$175,000

SK 25754 0002 1032911